Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY WHICH
RAND CAPITAL SUB, INC.

MERGES WITH AND INTO

RAND CAPITAL SUB LLC

This Agreement and Plan of Merger (this “Plan of Merger”), is made and entered into on December 27, 2021 by and among Rand Capital Sub, Inc. (the “Merging Company”), a New York corporation originally formed as Rand Capital SBIC, Inc., and Rand Capital Sub LLC, a Delaware limited liability company (the “Surviving Company,” and together with the Merging Company, the “Constituent Entities”).

WHEREAS, in furtherance of the Plan of Liquidation attached as Exhibit A to be effective as of December 10, 2021 (the “Plan of Liquidation”), the Board of Directors of the Merging Company (the “Board”) and Rand Capital Corporation (“Rand BDC” or the “Member”), as the sole shareholder of the Merging Company, have determined that it is advisable and in the best interests of the Merging Company to convert the Merging Company into a Delaware limited liability company (the “Conversion”);

WHEREAS, in furtherance of the Plan of Liquidation, the Board and Rand BDC have determined that it is advisable and in the best interests of the Merging Company to effectuate the Conversion by reason of the Merging Company merging with and into the Surviving Company, with the Surviving Company as the surviving entity in the merger, upon the terms of and subject to the conditions set forth herein (the “Merger”);

WHEREAS, Rand BDC, as the sole member of the Surviving Company has determined that the Merger is advisable and in the best interest of the Surviving Company and has approved and adopted the Plan of Liquidation, the Merger, and this Plan of Merger in all respects; and

WHEREAS, Rand BDC and the Company intend to treat the Conversion as a complete liquidation within the meaning of Sections 332 and 337 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Plan of Merger, the parties agree as follows:

1. The names of the parties to this Plan of Merger are:

(a) Rand Capital Sub, Inc., a New York corporation; and

(b) Rand Capital Sub LLC, a Delaware limited liability company.

2. The entity surviving the Merger shall be Rand Capital Sub LLC, the Surviving Company.

3. The consummation of the Merger shall be contingent upon receipt of all required approvals of the Board and Rand BDC as both sole shareholder of the Merging Company and sole member of the Surviving Company.

4. In accordance with the terms of this Plan of Merger and the applicable laws of the State of New York and the State of Delaware, the Constituent Entities shall make appropriate filings with the Secretary of State of the State of New York and the Secretary of State of the State of Delaware.

5. The Merger shall be effective as of 5:00 p.m. on December 30, 2021 (the “Merger Effective Time”).

6. At the Merger Effective Time, (a) the Merging Company shall merge with and into the Surviving Company; (b) the Surviving Company shall continue to exist and operate under its current name; (c) the separate existence of the Merging Company shall cease; (d) the shares of the Merging Company shall be cancelled as provided in this Plan of Merger; and (e) the Merger shall otherwise have the effect provided under the applicable laws of the State of New York and the State of Delaware.

7. The manner and basis of converting shares in the Merging Company to membership rights in the Surviving Company is as follows:

(a) At the Merger Effective Time, all of the 1,145 issued and outstanding shares of the Merging Company’s common stock, together with all rights to acquire such shares (collectively, the “Merging Company Shares”), shall, by virtue of the Merger and without any further action on the part of the holder thereof, be extinguished and cancelled, and no consideration shall be issued or given in exchange for such shares.

(b) The membership rights of the Member of the Surviving Company existing immediately prior to the Merger Effective Time shall remain identical after the Merger Effective Time.

8. The certificate of formation of the Surviving Company, as in effect immediately prior to the Merger Effective Time, shall continue to be the Surviving Company’s certificate of formation at and after the Merger Effective Time until amended in accordance with applicable law.

9. The limited liability company agreement of the Surviving Company, as in effect immediately prior to the Merger Effective Time, shall continue to be the Surviving Company’s limited liability company agreement at and after the Merger Effective Time until amended in accordance with such bylaws and applicable law.

10. The Conversion, which shall be effected by reason of the Merger, is intended to be treated as a complete liquidation within the meaning of Sections 332 and 337 of the Code.

11. This Plan of Merger may be amended prior to the Merger Effective Time upon mutual written agreement of the parties hereto and the filing of any necessary documents to reflect such amendment.

12. This Plan of Merger may be amended or terminated and abandoned prior to the Merger Effective Time upon mutual written agreement of the parties hereto and the filing of any necessary documents to reflect such amendment.

13. Upon the execution of this Plan of Merger and thereafter, the Merging Company and the Surviving Company each agree to do such things as may be reasonably requested by the other in order to more effectively consummate or document the transactions contemplated by this Plan of Merger. If at any time the Surviving Company shall consider or be advised that any further assignments or assurances or any things are necessary or desirable to vest in the Surviving Company, in accordance with the terms of this Plan of Merger, the last acting officers of the Merging Company or the corresponding officers of the Surviving Company will execute and make all such proper assignments and assurances and do all things necessary and proper to otherwise carry out the purposes of this Plan of Merger or the Merger.

14. Whenever the context so requires, the use of a singular number in this Plan of Merger includes the plural, the plural includes the singular, and the gender of any pronoun includes the other genders. The parties agree: (a) that “applicable law” means all provisions of any constitution, statute, law, rule, regulation, decision, order, decree, judgment, release, license, permit, stipulation or other official pronouncement enacted, promulgated or issued by any governmental authority or arbitrator or arbitration panel; (b) that “governmental authority” means any legislative, executive, judicial, quasi-judicial or other public authority, agency, department, bureau, division, unit, court or other public body, person or entity; and (c) that “including” and other words or phrases of inclusion, if any, shall not be construed as terms of limitation, so that references to “included” matters shall be regarded as non-exclusive, non-characterizing illustrations.

15. This Plan of Merger is governed by, and shall be construed and enforced in accordance with, the laws of the State of Delaware.

[Signatures on the following page]

IN WITNESS WHEREOF, this Plan of Merger has been executed and delivered by the officers of the Merging Company and the Surviving Company as of December 27, 2021.

MERGING COMPANY:

RAND CAPITAL SUB, INC.

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President and Chief Executive Officer

SURVIVING COMPANY:

RAND CAPITAL SUB LLC

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President and Chief Executive Officer